

September 22, 2014

Via Email
Ganesh Kumar
Chief Financial Officer
OFG Bancorp
254 Munoz Rivera Avenue
San Juan, Puerto Rico, 00918

      Re: **OFG Bancorp**
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed March 3, 2014
               File No. 001-12647

Dear Mr. Kumar:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please include a discussion of the segment operating results as identified in Note 23 in future filings.   Refer to Item 303(a)(3) of Regulation S-K.

Table 2 – Non-Interest Income Summary
Comparison of the years ended December 31, 2013 and 2012, page 51

2. You disclose that the higher FDIC loss sharing expense in 2013 compared to prior year
    periods was primarily attributable to reduced projected losses expected to be collected from
    the FDIC and the improved accretable yield on covered loans. Please tell us and revise
    future filings to disclose the underlying factors that led to your revision of the projected
    losses from the FDIC and the improved accretable yield on covered loans. Additionally,
    please more fully quantify and explain how material annual changes in individual
    components of FDIC loss sharing expense, net, impacted the overall annual net change in this
    account in future filings.

Notes to Consolidated Financial Statements

Note 10. FDIC Loss Share Asset and True-Up Payment Obligation, page 153

3. Please consider presenting a roll forward of the Clawback liability in future filings for each
    period presented with commentary to allow an investor to understand the significant drivers
    of the changes, including how they are reflected in specific Consolidated Statements of
    Operations line items, as appropriate.

Note 22 – Fair Value of Financial Instruments, page 183

4. Please revise future filings to include quantitative information for Foreclosed real estate
    measured at fair value on a non-recurring basis as required by ASC 820-10-50-2.bbb.

NOTE 24 – OFG Bancorp (Holding Company Only) Financial Information, page 193

5. You classified dividends received from your banking and non-banking subsidiaries of $15.6
    million in 2013, $385 million in 2012 and $87 million in 2011 as cash flows from investing
    activities. Please tell us why you classified these cash inflows to the parent company as
    investing cash flows as opposed to operating cash flows. Please refer to ASC230-10-45-
    16(b) for specific guidance on how to classify dividends received on a statement of cash
    flows.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief